Exhibit (a)(1)

1985 Cedar Bridge Avenue, Suite 1 Lakewood, NJ 08701 lightstonegroup.com

January 22, 2018

Dear Stockholder:

Recently you may have received an unsolicited tender offer from Everest REIT Investors I, LLC (“Everest”), to purchase up to 1,200,000 shares, or 4.6%, of the common stock of Lightstone Value Plus Real Estate Investment Trust V, Inc. at a price of $5.40 per share in cash.

The board has considered the terms and conditions of Everest’s offer. While stockholders have their individual liquidity needs and must evaluate this offer accordingly, we recommend that stockholders not tender their shares to Everest.

The following are some of the reasons why the board believes the offer is not in the best interests of our stockholders:

•	The board believes that the offer price is less than the current and potential long-term value of our shares because on December 4, 2017, the board approved an estimated net asset value per share (the "NAV") of $7.98.[1] Based on discussions with representatives of our advisor and our advisor's knowledge and familiarity with our portfolio of properties, the board believes that the NAV of $7.98 has not been materially negatively impacted since December 4, 2017.

•	Moreover, based solely on the repayment in full of our Prospect Park mezzanine loan investment on December 15, 2017 and the proceeds payable from our profit participation interest in Prospect Park compared to the value assigned to the investment in the valuation analysis performed in connection with the recently issued NAV, the board believes the NAV may be increased by $0.23 to $0.30 per share. The board is providing this information solely to inform your decision regarding the tender offer. We have not undertaken a full valuation of our assets and liabilities, and we are not establishing a new NAV at this time.

•	Everest provides certain information regarding secondary market transactions in our shares. The board cautions our stockholders against relying on these reports as an indication of the value of our shares given the lack of a trading market in our shares.

•	Given the offer price and statements made by Everest in its offer materials, the board believes that the offer represents an opportunistic attempt by Everest to purchase shares at a low price to make a profit and, as a result, deprive the stockholders who tender shares in the offer of the full current value of the shares as well as the opportunity to realize the full potential long-term value of their investment.

•	Everest does not provide any analysis of how it determined the liquidity discount it applied other than to explain that it was the largest liquidity discount they believed they could use to come to an offer price that was just high enough to get some stockholders to tender and sell their shares to Everest.

•	Everest acknowledges that it “… did not obtain current independent valuations or appraisal of [our] assets” and that it "is not an appraiser of real estate." The board and our management believe this illustrates the lack of credibility of Everest's valuation methods and the inadequacy of its offer price

•	No assurances exist that the offer will be completed as soon as implied in the offer materials because it is subject to conditions and can be amended, including to reduce the consideration paid for the share, or terminated with little notice

•	Subject to conditions and limitations, we currently provide our stockholders a liquidity option under our share redemption program that permits our stockholders to sell their shares back to us. During the twelve-month period preceding October 31, 2017 (the last date we redeemed shares), we redeemed ordinary redemptions and exceptional redemptions at an average price of $5.15 and $5.81, respectively. In addition, during the prior twelve-month period we have not exceeded the limitations on redemptions under the program, and although no assurances can be provided, our advisor anticipates that we will continue to be able to honor all redemption requests submitted.

1 For important information regarding the methodologies, assumptions and limitations used to determine the NAV, see the company’s Current Report on Form 8-K, filed with the SEC on December 4, 2017 (the “2017 8-K Report”). The Board notes the NAV is subject to the methodologies, assumptions and limitations described in the 2017 8-K Report.

•	The board of directors has adopted an amended share redemption program to be effective July 1, 2018. Under the amended share redemption program, exceptional redemptions will be treated the same as ordinary redemptions and all shares submitted for redemption will be redeemed at a percentage of the NAV as of the effective date of the redemption as follows:

For Redemptions with an Effective Date Between
July 1, 2018 and June 30, 2019:	92.5% of the NAV
July 1, 2019 and June 30, 2020:	95.0% of the NAV
July 1, 2020 and June 30, 2021:	97.5% of the NAV
Thereafter:	100% of the NAV

Upon effectiveness of the new redemption pricing, Stockholders may have their shares redeemed at $7.38 (or 37% more than of the Offer Price).

No action regarding the Everest offer is necessary if you wish to reject the offer and retain your shares. If you have agreed to tender your shares, we recommend that you immediately withdraw and rescind your tender in accordance with the procedures set forth in Everest’s offer.

We have filed a Schedule 14D-9 with the Securities and Exchange Commission in response to Everest’s offer, which is available for free on our website at www.lightstoneshareholderservices.com. The Schedule 14D-9 provides additional detail relating to our board’s recommendation. In addition, information regarding agreements, arrangements, or understandings and actual or potential conflicts of interest between us or our affiliates and our officers, directors, or affiliates was previously included in Part III of our Annual Report on Form 10-K and in our Proxy Statement for our 2017 Annual Meeting.

Please note that none of our directors or executive officers who own shares intends to tender them in Everest’s offer.

If you have any questions or would like a copy of the Schedule 14D-9, please contact your financial advisor or Lightstone Shareholder Services at (888) 808-7348.

We appreciate your trust in the company and its board of directors and thank you for your continued support. We encourage you to follow the recommendation of the board of directors and not tender your shares.

Sincerely,

David Lichtenstein
Chairman of the Board
Lightstone Value Plus Real Estate Investment Trust V, Inc.

Forward-Looking Statements

The foregoing includes forward-looking. These statements include statements regarding the intent, belief or current expectations of the company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. The company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law. Such statements are subject to known and unknown risks and uncertainties which could cause actual results to differ materially from those contemplated by such forward-looking statements. The company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements. These statements are based on a number of assumptions involving the judgment of management. In particular, the methodology used to determine the NAV is based upon a number of estimates and assumptions that may prove later not to be accurate or incomplete. Further, the board of directors can amend the provisions of the share redemption program at any time without the approval of the company’s stockholders which may impact the terms on which the company will redeem its shares. Forward-looking statements also depend on factors such as: future economic, competitive and market conditions; the company’s ability to maintain occupancy levels and rental rates at its real estate properties; and other risks identified in Part I, Item IA of our Annual Report on Form 10-K for the year ended December 31, 2016 as filed with the SEC.